ANDEANSUN CORP
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Achieva Chking (9155)	2,888.78
Chase Inc (5488)	96,228.12
Chase Oper (8695)	149,866.96
PayPal (aaf)	10,196.39
PayPal Bank (asy)	312.59
Total Bank Accounts	**$ 259,492.84**
Other Current Assets	
Amazon Carried Balances	58,797.24
AMZ Carryover Balance	0.00
COVID-19 Relief - SBA - paid interest	0.00
Inventory	
Inventory In Transit	37,825.96
Inventory US	374,959.72
Total Inventory	**$ 412,785.68**
Loan to Officers	25,000.00
Payroll Refunds	0.00
Prepaid Expenses	-550.54
Undeposited Funds	0.00
Total Other Current Assets	**$ 496,032.38**
Total Current Assets	**$ 755,525.22**
Fixed Assets	
Accumulated Depreciation	-28,657.00
Fixed Assets	4,864.99
Computer Equipment	1,234.29
Ergonomic Office Equipment	668.09
Furniture and Equipment	6,776.09
Leasehold Improvements	2,727.22
A/C Equipment	3,055.40
Total Leasehold Improvements	**$ 5,782.62**
Photo Equipment	6,331.27
Security System Equipment	593.87
Shelving	2,848.59
Warehouse Equipment	8,680.72
Total Fixed Assets	**$ 37,780.53**
Total Fixed Assets	**$ 9,123.53**
Other Assets	
Deposits	
Rent Deposit	0.00
Security Deposits	5,619.50
Total Deposits	**$ 5,619.50**

Total Other Assets	$	5,619.50
TOTAL ASSETS	**$**	**770,268.25**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		0.00
Total Accounts Payable	**$**	**0.00**
Credit Cards		
AMEX Master		
CC (31000)		17,125.72
CC (41001)		3,188.14
CC (42004)		0.00
CC (61002)		832.19
CC (81006)		21,550.30
CC (91006)		1,391.23
CC (91009)		8,439.29
Total AMEX Master	**$**	**52,526.87**
BARCLAYS CC Master		
CC (9406)		9,621.60
Total BARCLAYS CC Master	**$**	**9,621.60**
BOA CC Master		
CC (4612)		8,913.40
CC (4772)		12,863.90
CC (5019)		33,676.48
CC (6133)		13,785.00
CC (7495)		26,205.99
CC (8628)		9,257.21
Total BOA CC Master	**$**	**104,701.98**
Cap 1 CC Master		
CC (3235)		14,285.00
CC (3970)		14,419.97
CC (5211)		9,175.14
CC (6320)		6,913.77
CC(4346)		13,738.31
Total Cap 1 CC Master	**$**	**58,532.19**
CHASE CC Master		
CC (3212)		3,731.35
CC (5607)		609.72
CC (5856)		17,115.63
CC (6781)		28,287.00
CC (9127)		10,975.05
Total CHASE CC Master	**$**	**60,718.75**
Citibank Master		
CC (6275)		11,052.99
CC (6349)		2,653.25
CC (7465)		11,719.14
CC (7661)		15,854.62

CC (9172)		8,626.34
Total Citibank Master	$	**49,906.34**
FIFTH THIRD BANK CC MASTER		
CC (7739)		7,114.00
Total FIFTH THIRD BANK CC MASTER	$	**7,114.00**
M&T CC Master		
CC (0105)		24,836.04
CC (9766)		27,185.92
Total M&T CC Master	$	**52,021.96**
PENFED CC MASTER		
CC (0403)		6,193.75
Total PENFED CC MASTER	$	**6,193.75**
PNC CC Master		
CC (1426)		11,780.86
CC (4619)		9,771.69
CC (9691)		18,406.78
Total PNC CC Master	$	**39,959.33**
USBank Master		
CC (2589)		13,953.68
CC (5291)		8,783.13
CC (8020)		16,347.24
CC (9155)		34,321.19
Total USBank Master	$	**73,405.24**
WF CC Master		
CC (8744)		14,109.41
Total WF CC Master	$	**14,109.41**
Total Credit Cards	$	**528,811.42**
Other Current Liabilities		
Covid Social Sec Tax Deferral		3,228.52
COVID-19 Relief - SBA Loan Payments		0.09
Payroll Liabilities		0.00
Federal Taxes (941/944)		0.00
Federal Unemployment (940)		-169.39
FL Unemployment Tax		0.00
Total Payroll Liabilities	-$	**169.39**
Sales Tax Payable		0.01
Total Other Current Liabilities	$	**3,059.23**
Total Current Liabilities	$	**531,870.65**
Long-Term Liabilities		
Loans & Notes Payable		
Bluevine Capital Loans		
Bluevine Capital LOC (497057)		10,097.62
Bluevine Capital LOC (501118)		1,835.93
Total Bluevine Capital Loans	$	**11,933.55**
Discover Loans		
Discover - LOAN 0699		1,906.63
Discover - LOAN 6015		14,224.26
Discover - LOAN 7521		21,407.17

Total Discover Loans	$	37,538.06
Freedom Pass Loan (S/H/L)		9,841.79
Lending Club Loans(S/H/L)		
Lending Club Loan (1532)		29,338.18
Lending Club Loan (5601)		16,891.63
Total Lending Club Loans(S/H/L)	$	46,229.81
Marcus Loans		
Marcus By GS Loan		4,403.83
Marcus Loan (1524) (S/H/L)		19,409.24
Total Marcus Loans	$	23,813.07
PayPal Loans		
PayPal Loan # 7 (2018)		9,012.70
Total PayPal Loans	$	9,012.70
PenFed Loans		
PENFED - LOAN 1704		12,980.53
PENFED - LOAN 7707		5,809.05
Total PenFed Loans	$	18,789.58
PPP Loan		20,750.00
Prosper Market Loans (S/H/L)		
Prosper Market Loan (1043)		27,522.55
Prosper Market Loan (8449)		27,893.42
Total Prosper Market Loans (S/H/L)	$	55,415.97
SBA Loan		
SBA EID Loan		150,000.00
SBA Loan - Cadence		158,243.47
SBA LOC -8004 - Chase		18,535.56
Total SBA Loan	$	326,779.03
Total Loans & Notes Payable	$	560,103.56
Total Long-Term Liabilities	$	560,103.56
Total Liabilities	$	1,091,974.21
Equity		
Capital Stock		5,000.00
Opening Bal Equity		0.00
Retained Earnings		-314,987.10
Shareholder Distributions		0.00
Owner Contribution		106,571.34
Owner Draw		-161,839.79
Total Shareholder Distributions	-$	55,268.45
Net Income		43,549.59
Total Equity	-$	321,705.96
TOTAL LIABILITIES AND EQUITY	$	770,268.25